Consent of Mathieu Belisle, P.Eng.

The undersigned hereby consents to the use of their report, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Osisko Development Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

By:	/s/ Mathieu Belisle
Mathieu Belisle, P.Eng.

Dated: May 24, 2022